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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  3)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EN POINTE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29247F-10-8

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[☒]	Rule 13d-1(d)

                (1)           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NAUREEN DIN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 519,132

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 519,132

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 519,132

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer En Pointe Technologies, Inc.
	(b)	Address of Issuer's Principal Executive Offices 100 N. Sepulveda Boulevard 19th Floor El Segunda, CA 90245

Item 2.
	(a)	Name of Person Filing Naureen Din
	(b)	Address of Principal Business Office or, if none, Residence 100 N. Sepulveda Boulevard 19th Floor El Segunda, CA 90245
	(c)	Citizenship U.S.A.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 29247F-10-8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act
	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act
	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
Not applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 519,132(1)
(b) Percent of class: 7.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 519,132
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 519,132
(iv) Shared power to dispose or to direct the disposition of 0
(1) Excludes 519,132 shares of common stock owned by Attiazaz (“Bob”) Din, Mrs. Din’s husband. Pursuant to Rule 13d-4 of the Exchange Act, Mrs. Din has disclaimed beneficial ownership of such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002
Date

/s/Naureen Din
Signature

Naureen Din, Director
Name/Title